8-26090



SECURITI 07001256 SION


SEC MAIL
RECEIVED
PROCESSING
FEB 2 2 2007
WASH. D.C.
186
SECTION

mr
2/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meridien Financial Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street
(No. and Street)

Providence	R.I.	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Balasco — 401-272-4700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name*)

40 Westminster Street	Providence	R.I.	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Michael L. Balasco, Principal & President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meridien Financial Group, Inc.**, as of **December 31, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title PRINCIPAL + PRESIDENT

Susan Cascone
Notary Public
Commission Expires June 19, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
  solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS		2006		2005
Cash and cash equivalents	$	191,811	$	332,710
Commissions receivable		64,115		144,496
Prepaid expenses		933		485
Furniture and office equipment, at cost, less accumulated depreciation 2006 $42,565; 2005 $34,019		39,064		20,083
	$	295,923	$	497,774

LIABILITIES AND STOCKHOLDERS' EQUITY		2006		2005
LIABILITIES				
Accounts payable	$	28,382	$	24,273
Accrued expenses		-		28,585
Commissions payable		122,626		321,434
Income taxes payable		12,268		14,331
		163,276		388,623
STOCKHOLDERS' EQUITY				
Common stock, no par value; authorized 400 shares; issued 374 shares		20,125		20,125
Additional paid-in capital		41,378		41,378
Retained earnings		71,144		47,648
		132,647		109,151
	$	295,923	$	497,774

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES	$ 1,355,857	$ 1,314,968
EXPENSES		
Compensation costs	932,466	909,487
Secretarial services:		
Affiliate	108,000	148,500
Other	114,814	58,043
Office supplies and expense	37,065	38,030
Depreciation	8,546	3,655
Rent expense	10,800	10,800
Postage and printing	9,885	4,083
Telephone	8,057	8,604
Maintenance	799	286
Travel and entertainment	14,115	18,632
Professional fees	39,625	19,834
Dues, subscriptions and licenses	9,196	10,811
Insurance	13,459	13,465
Management fees	12,000	12,000
M Securities fees	-	13,669
Continuing education	5,199	2,410
Utilities	1,200	1,200
	1,325,226	1,273,509
Operating income	30,631	41,459
OTHER INCOME		
Interest income	2,247	1,075
Income before income taxes	32,878	42,534
INCOME TAXES	9,382	9,618
Net income	$ 23,496	$ 32,916

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2005	$ 20,125	$ 41,378	$ 14,732
Net income	-	-	32,916
Balances at December 31, 2005	$ 20,125	$ 41,378	$ 47,648
Balances at January 1, 2006	$ 20,125	$ 41,378	$ 47,648
Net income	-	-	23,496
Balances at December 31, 2006	$ 20,125	$ 41,378	$ 71,144

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 23,496	$ 32,916
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	8,546	3,655
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	80,381	(83,042)
Prepaid expenses	(448)	-
Increase (decrease) in:		
Accounts payable	4,109	(16,742)
Accrued expenses	(28,585)	13,670
Commissions payable	(198,808)	253,872
Income taxes payable	(2,063)	8,814
Net cash (used in) provided by operating activities	(113,372)	213,143
CASH FLOWS FROM INVESTING ACTIVITY		
Purchase of property and equipment	(27,527)	(6,702)
Net cash used in investing activity	(27,527)	(6,702)
Net increase (decrease) in cash and cash equivalents	(140,899)	206,441
CASH AND CASH EQUIVALENTS		
Beginning	332,710	126,269
Ending	$ 191,811	$ 332,710

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the National Association of Securities Dealers and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies.

The Company operates under the provisions of Paragraph (k)(1) - Limited business (mutual funds and/or variable annuities only) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of a money market fund.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.

Income taxes: Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2006 and 2005 consisted of the following:

	2006	2005
Rent and utilities	$ 12,000	$ 12,000
Secretarial services	108,000	148,500
	$ 120,000	$ 160,500

In addition, the Company paid commissions and management fees of $593,998 and $627,989 to the stockholders of the Company during 2006 and 2005, respectively.

Note 4. INCOME TAXES

The components of the income tax provision for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Current		
Federal	$ 5,655	$ 5,805
State	3,727	3,813
	$ 9,382	$ 9,618

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $80,565 which was in excess of its required net capital of $10,885. At December 31, 2005, the Company had net capital of $75,364 which was in excess of its required net capital of $25,908. At December 31, 2006 and 2005, the Company's ratio of aggregate indebtedness to net capital was 2.03 to 1 and 5.16 to 1, respectively.

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying financial statements of Meridien Financial Group, Inc. as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 13, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 13, 2007

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

The Company has been exempt from Rule 15c3-3 under paragraph (k)(1), limited business (mutual funds and /or variable annuities only).

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

	2006	2005
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 28,382	$ 24,273
Accrued expenses	-	28,585
Commissions payable	122,626	321,434
Income taxes payable	12,268	14,331
Total aggregate indebtedness	$ 163,276	$ 388,623
Minimum required net capital	$ 10,885	$ 25,908
NET CAPITAL		
Stockholders' equity	$ 132,647	$ 109,151
Deductions:		
Furniture and office equipment, net	39,064	20,083
Prepaid expenses	933	485
Nonallowable receivables, 12b-1 fees	12,085	13,219
Net capital	80,565	75,364
Minimum required net capital	10,885	25,908
Capital in excess of minimum requirement	$ 69,680	$ 49,456
Ratio of aggregate indebtedness to net capital	2.03 to 1	5.16 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006 and 2005)

	2006	2005
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 80,215	$ 75,014
Financial statement reclassification	350	350
Net capital per above	$ 80,565	$ 75,364
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 163,626	$ 388,973
Financial statement reclassification	350	350
Total aggregate indebtedness	$ 163,276	$ 388,623

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

The Company does not handle any customer accounts. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2006 and 2005

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Meridien Financial Group, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control structure over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than theses specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 13, 2007

END



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Meridien Financial Group, Inc. as of December 31, 2006 and 2005 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridien Financial Group, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 13, 2007

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com